

Rajan Barma · 2nd

CTO at Diya IT | Specialize in Software Development Solutions

Fremont, California · 466 connections · **Contact info**

Oodles Corporation

 Teesside University

Experience

CTO

Oodles Corporation

Apr 2017 – Present · 2 yrs 9 mos

San Ramon, CA

Oodles Corporation incentivizes students to invite their friends and go for dinner together while getting a discount from the participating restaurant. The unique business process creates a win-win scenario for our vendor partners and student users. Check out our "Oodles - Deals & Events" mobile app to see how it works!

SUMMARY: OodlesDeals showcases enticing deals from food, drink and entertainment vendor-partners in college towns. Our patent-pending process incentivizes University students to go to these retail outlets together, and the more they share and do together, the more valι ...**see more**

CTO at Diya IT

Diya IT Solutions

2016 – Present · 3 yrs

San Francisco Bay Area

Initiate and close negotiations with clients to provide software development services for companies. Lead teams of developers and QA staff to execute project work of clients. Work in healthcare, retail and financial verticals for clients requiring anything from mobile applications through to ERP and predictive analytics solutions.



Digital Transformation

Accenture

2015 – 2016 · 1 yr

San Jose CA

CPaaS Presales:
Worked as part of the Connected Platform as a Service (CPaaS) Presales team. Led Client discussions on challenges in their industry vertical. Worked in Connected Products, Connected Health, Connected Vehicles business verticals. Created roadmaps with consideratio ...**see more**

Education

Teesside University

PhD, Chemical Engineering

1991 – 1995

Media (1)



Teesside University - Inspiring success - Home

Licenses & Certifications

Scrum Master Certified (SMC)
Scrum Alliance
Issued Apr 2019 · Expires Apr 2021
Credential ID 922647

Skills & Endorsements

Entrepreneurship · 19

Endorsed by **Zain Jeewanjee, who is highly skilled at this**

Strategic Partnerships · 14

Steve Kaplan, Paid Ads Rainmaker and 13 connections have given endorsements for this skill

Mobile Applications · 10

Steve Kaplan, Paid Ads Rainmaker and 9 connections have given endorsements for this skill

Show more ⌄

Recommendations

Received (1)   Given (1)

Kathy Simmons
Executive Director |
Executive & Leadership
Development Coach |
Forbes Coaches Council |
Board Member

January 13, 2009, Kathy worked
with Rajan but at different
companies

I have been associated with Rajan Barma for over a year.I continue to be impressed with his ability to quickly assess situations and individual needs and present creative solutions. Having a strong entrepreneurial background, he is one of those rare individuals can see the "big picture" without losi... **See more**

